Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

Buenos Aires

April 29, 2019

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

In compliance with the provisions set forth by the Argentine National Securities Commission, we write to report that the Ordinary and Extraordinary Shareholders’ Meeting (the “Meeting”) of Grupo Financiero Galicia S.A. (The “Company”) was held on April 25, 2019, at 11:25 a.m., and was presided over by Mr. Eduardo J. Escasany. The Meeting was attended by 43 shareholders (the “Shareholders”), of which 21 were present in person and 22 were represented by proxy. The Shareholders represented 281,221,650 “Class A” ordinary shares, with each share entitled to five votes, representing both a capital stock value of 281,221,650 pesos and 1,406,108,250 votes, and 977,056,636 “Class B” ordinary shares, with each share entitled to one vote, representing a capital stock value of 977,056,636 pesos, which resulted in a quorum of 88.19%.

Pursuant to the requirements of section 4, chapter II, Title II of the rules of the Argentine National Securities Commission, the summary of the resolutions adopted with respect to each item of the agenda of the Meeting (the “Agenda”) is as follows:

FIRST ITEM OF THE AGENDA: “Appointment of two shareholders to sign the minutes”:

The Shareholders approved that the following shareholders be authorized to sign the minutes of the Meeting: Mr. Santiago Braun and Mr. Adolfo Tamini, including the shareholder representative of Anses, Ignacio Alvarez Pizzo, on a voluntary basis.

SECOND ITEM OF THE AGENDA: “Examination of the business affairs of our controlled company, Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia”), and positions to be adopted by the Company regarding the issues to be dealt with at Banco Galicia’s next shareholders´ meeting”.

The Shareholders approved the relevant agent of the Company to vote at the next shareholders’ meeting of Banco Galicia, to be held on April 25, 2019, at 4:00 p.m., for (i) the proposals made by the board of directors of Banco Galicia pertaining to items 1, 2, 3, 5, 6, 7, 10, 11, 12, 13, 14 and 15 of the agenda; (ii) the approval of the performance of the board of directors of Banco Galicia and the supervisory syndics’ committee of Banco Galicia pertaining to item 4 of the agenda; and (iii) with regard to item 8 of the agenda, establishing

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

the number of directors of Banco Galicia at six (6) regular directors and three (3) alternate directors. Since alternate director, Mr. Marcelo Poncini, announced the submission of his resignation to be effective at the time of the Meeting, he shall vote (a) for the acceptance of his resignation as an alternate director; (b) for the re-election of Ms. María Elena Casasnovas and Mr. Juan Carlos L´Afflitto as regular directors, both for three (3) year periods; and (c) to elect Mr. Rodolfo Zapiola Macnab as an alternate director for a three (3) year period. The remainder of the regular and alternate directors shall remain unchanged. With respect to item 9 of the agenda, Mr. Marcelo Poncini shall vote for the acceptance of the resignations of the regular syndic, Mr. Enrique Mariano Garda Olaciregui, and the alternate director, Mr. Norberto D. Corizzo, and also for the re-election of Mr. José Luis Gentile, Mr. Omar Severini and for the election of Antonio R. Garcés (ad referendum of the Argentine Central Bank) as regular syndics. Mr. Marcelo Poncini shall also vote for the re-election Mr. Fernando Noetinger and Mr. Horacio Tedín and the election of Mr. Miguel N. Armando as alternate syndics, each of them for a one (1) year term.

THIRD ITEM OF THE AGENDA: “Examination of the financial statements, income statement, and other documents, as set forth by Section 234, subsection 1 of the Argentine General Law of Companies, Annual Report – Integrated Information and Report of the Supervisory Syndics’ Committee for the 20th fiscal year ended December 31, 2018.”

The documents under discussion were approved by the Shareholders.

FOURTH ITEM OF THE AGENDA: “Treatment to be given to the fiscal year’s results. Increase to the Discretionary Reserve. Dividends’ distribution.”

The Shareholders approved that the profits for the 2018 fiscal year of Ps. 14,427,035,126.68, plus a first-time adjustment of Ps. 2,827,740,670.70 resulting from the new application of the International Financial Reporting Standards, resulting in a total profit of Ps. 17,254,775,801.38, be distributed as follows:

a) Cash Dividends: considering the Company´s economic and financial position and the fact that most of the profits for the 2018 fiscal year correspond to income from holdings and only a fraction of such profits correspond to realized and liquid profits, a proposal is made to pay dividends in cash for the amount of Ps. 2,000,000,000.00, which represents 140.17729373% with respect to the 1,246,764,597 “Class A” and “Class B” ordinary shares with a face value of $1 each;

b) Discretionary Reserve: Pursuant to what has already been indicated in the proposal for the distribution of dividends in cash, and due to the fact that most of the profits for 2018 fiscal year correspond to income from holdings and not from realized and liquid profits, a proposal is made to allocate the balance of Ps. 12,427,035,126.68 to the Company’s discretionary reserve;

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

c) Special reserve “First time International Financial Reporting Standards” application: it is proposed to reserve the amount of Ps. 2,827,740,674.70. It is stated that the legal reserve is integrated up to the maximum amount of 20% pursuant to the provisions established by Section 70 of the Argentine Corporations Law and the Comisión Nacional de Valores (NT 2013) regulations.

FIFTH ITEM OF THE AGENDA: “Approval of the Company’s board of directors’ and supervisory syndics committee´s performances.”

The Shareholders approved the performances of the Company’s board of directors and the supervisory syndics’ committee.

SIXTH ITEM OF THE AGENDA: “Supervisory syndics’ committee´s compensation.”

The Shareholders approved to fix the compensation for the Company’s supervisory syndics’ committee in the amount of Ps. 633,965.

SEVENTH ITEM OF THE AGENDA: “Company board of directors’ compensation.”

The Shareholders approved that, for the fiscal year under analysis, the directors of the Company receive compensation of Ps. 57,859,561.

EIGHTH ITEM OF THE AGENDA: “Granting of authorization to the Company’s board of directors to make advance payments of directors fees during the fiscal year started on January 1, 2019, ad-referendum of the shareholders’ meeting considering the documentation corresponding to such fiscal year.”

The Shareholders authorized the Company’s board of directors to make payments in advance on account of fees incurred by directors, ad-referendum of the decision made at the shareholders’ meeting considering the documents belonging to the fiscal year that started on January 1, 2019.

NINTH ITEM OF THE AGENDA: “Election of three syndics and three alternate syndics for one-year terms of office.”

The Shareholders approved the re-election of the public accountants, José Luis Gentile and Omar Severini, and the election of the public accountant, Antonio Roberto Garcés, as regular syndics, and the re-election of the lawyers, Fernando Noetinger and Horacio Tedín, and the election of the lawyer, Miguel Norberto Armando, as alternate syndics, each for a one (1) year term of office.

TENTH ITEM OF THE AGENDA: “Determination of the number of directors and alternate directors until reaching the number of directors determined by the Meeting.”

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

The Shareholders approved (a) setting the number of regular directors at nine (9) and the number of alternate directors at four (4); (b) accepting the resignations of Mr. Antonio R. Garcés and Cirilo Enrique Martin as regular directors and accepting the resignation of Mr. Augusto R. Zapiola Macnab as an alternate director; (c) the re-election of Mr. Eduardo J. Escasany, Mr. Pablo Gutiérrez and Mr. Pedro A. Richards as regular directors for three (3) year periods; (d) the election of Ms. Claudia R. Estecho and Mr. Enrique Mariano Garda Olaciregui as regular directors for two (2) year periods; and (e) the election of Ms. Ana María Bertolino and Mr. Ricardo Alberto Gónzalez as alternate directors for three (3) year periods. In accordance with the regulations of the Comisión Nacional de Valores, pursuant to NT 2013, article 4th, Section III, Chapter I, Title XII (Transparencia en el Ámbito de la Oferta pública), and resolution number 730 of the Comisión Nacional de Valores, Mr. Eduardo J. Escasany, Mr. Pablo Gutiérrez and Mr. Pedro Richards are qualified as non-independent directors. Ms. Claudia R. Estecho, Mr. Enrique Mariano Garda Olaciregui, Ms. Ana María Bertolino and Mr. Ricardo Alberto Gonzalez are otherwise qualified as independent directors.

ELEVENTH ITEM OF THE AGENDA: “Compensation of the independent accountant certifying the financial statements for the 2018 fiscal year.”

The Shareholders approved that the compensation for the accountant who certified the financial statements for the 2018 fiscal year be fixed at Ps. 2,816,752.

TWELFTH ITEM OF THE AGENDA: “Appointment of the independent accountant and alternate accountant to certify the financial statements for the 2019 fiscal year.”

The Shareholders approved the appointment of Sebastian Morazzo and Raúl Leonardo Viglione as independent accountant and alternate accountant, respectively. Each of Sebastian Morazzo and Raúl Leonardo Viglione are accountants from Price Waterhouse & Co. S.R.L.

THIRTEENTH ITEM OF THE AGENDA: “Modification of Articles 1st, 5th, 10th and 11th of the Company´s bylaws”.

The Shareholders approved the modifications made to Articles 1st, 5th, 10th and 11th of the Company´s bylaws, in accordance with the Company’s board of directors proposals.

FOURTEENTH ITEM OF THE AGENDA: “Approval of the new ordered text of the Company´s bylaws”.

The Shareholders approved the new ordered text of the Company´s bylaws.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

FIFTEENTH ITEM OF THE AGENDA: “Consideration of the extension of the effective term of, and update to, the Global Program for the Issuance of simple, short, mid-and/or long term Notes, non-convertible into shares (the “Global Program for the Issuance of Notes”).

The Shareholders approved the extension of the effective term of the Global Program for the Issuance of Notes in order to maintain the diversity of funding alternatives for the issuance of simple, short, mid-and/or long term notes, non-convertible into shares, subordinated or not, adjusted or not, and with or without collateral, for a maximum nominal amount outstanding at any time during the term of the program of $100,000,000 (USD) or its equivalent in any other currency, as determined by the Company’s board of directors, for a period of five (5) years, or a term to be authorized by the regulations to be computed from the authorization by the Comisión Nacional de Valores.

SIXTEENTH ITEM OF THE AGENDA: “Delegation of the necessary powers to the Company’s board of directors and/or sub-delegation to one or more of its members and/or to one or more members of the Company´s management and/or to whom the Company’s board of directors designates in order to determine the terms and conditions of the Global Program for the Issuance of Notes and the notes that will be issued thereunder.”

The Shareholders approved the delegation of the necessary powers to the Company’s board of directors and/or sub-delegation to one or more of its members and/or to one or more members of the Company´s management and/or to whom the Company’s board of directors designates in order to determine the terms and conditions of the Global Program for the Issuance of Notes and the notes to be issued thereunder, up to the amount set at the Meeting.

Yours sincerely,

A. Enrique Pedemonte

Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern in all respects, including with respect to interpretation matters.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com